SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                                    FORM 11-K


(Mark One)
         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
__X__    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the fiscal year ended December 30, 2000

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
_____    SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________________ to ________________


                          Commission file number 1-3950





                        FORD MOTOR COMPANY TAX-EFFICIENT
                        SAVINGS PLAN FOR HOURLY EMPLOYEES
                            (Full title of the plan)





                               FORD MOTOR COMPANY
                                One American Road
                            Dearborn, Michigan 48126

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

Required Information
--------------------

Financial Statements and Schedules
----------------------------------

     Statement of Net Assets Available for Plan Benefits, as of December 30, 2000 and December 30, 1999.

     Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 30, 2000.

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 30, 2000.

     Schedule II - Reportable Transactions for the year ended December 30, 2000.


                                    Exhibit
                                    -------

Designation            Description                           Method of Filing
-----------            -----------                           ----------------

 Exhibit 23    Consent of PricewaterhouseCoopers LLP     Filed with this Report.




                                    Signature
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                            TAX-EFFICIENT SAVINGS PLAN FOR
                                            HOURLY EMPLOYEES


                                            By:  /s/Molly Scott
                                                 ------------------------------
                                                 Molly Scott, Member
                                                 Tax-Efficient Savings Plan for
                                                 Hourly Employees Committee


June 15, 2001

                                  EXHIBIT INDEX
                                  -------------

                                                                  Sequential
                                                                  Page Number
Designation            Description                                at Which Found
-----------            -----------                                --------------

Exhibit 23            Consent of PricewaterhouseCoopers LLP

Ford Motor Company
Tax-Efficient Savings Plan
for Hourly Employees
Report on Audits of Financial Statements and
Supplemental Schedules
For the Years Ended December 30, 2000 and 1999

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Contents
-------------------------------------------------------------------------------

                                                                        Page(s)

Report of Independent Accountants.............................................1


Financial Statements
Statement of Net Assets Available for Plan Benefits
 as of December 30, 2000 and 1999.............................................2

Statement of Changes in Net Assets Available for Plan
 Benefits for the Year Ended December 30, 2000................................3

Notes to Financial Statements...............................................4-9


Additional Information
Schedule I - Schedule of Assets Held for Investment Purposes
 as of December 30, 2000..................................................10-11

Schedule II - Reportable Transactions for the Year Ended
 December 30, 2000...........................................................12

                        Report of Independent Accountants


To the Board of Directors of
Ford Motor Company


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees (the "Plan") at December 30, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.







June 4, 2001


Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Statement of Net Assets Available for Plan Benefits
As of December 30, 2000 and 1999
-------------------------------------------------------------------------------

                                                        2000                    1999
Assets
Investments, at fair value                      $4,137,752,628          $4,600,340,303
Loan funds receivable                              219,484,117             206,653,586
                                                --------------          --------------

  Total assets                                  $4,357,236,745          $4,806,993,889
                                                --------------          --------------
Liabilities
Employee stock ownership plan, loan payable     $   46,589,680          $   65,896,517
Employee stock ownership plan, interest payable        272,182                 167,084
                                                --------------          --------------
  Total liabilities                                 46,861,862              66,063,601
                                                --------------          --------------

  Net assets available for plan benefits        $4,310,374,883          $4,740,930,288
                                                --------------          --------------

The accompanying notes are an integral part of the financial statements.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 30, 2000
-------------------------------------------------------------------------------

                                                         Participant-
                                                        Directed Funds

Additions
Addition to net assets attributed to
 Interest and dividends                                 $  413,093,083

 Contributions
  Employee contributions                                   399,010,041

 Other additions
  Loan repayment (principal)                                         -
  Loan repayment (interest)                                 15,180,785
  Transfers in from other plans                              3,578,145
                                                        --------------
                                                            18,758,930
                                                        --------------
    Total additions                                        830,862,054

Deductions
Deductions from net assets attributed to
 Net depreciation in fair value of investments            (812,416,056)
 Withdrawal of participants' accounts                     (197,326,365)
 Net transfers between funds                                         -
 Loan funds transferred in                                       6,500
 Administrative expenses                                         7,833
 Interest expense                                           (3,668,779)
 Transfers out to other plans                             (248,020,592)
                                                        --------------
    Total deductions                                    (1,261,417,459)
                                                        --------------
    Net decrease                                          (430,555,405)
                                                        --------------

Net assets available for benefits
 Beginning of year                                       4,740,930,288
                                                        --------------

 End of year                                            $4,310,374,883
                                                        --------------

The accompanying notes are integral part of the financial statements.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

 1.  Description of the Plan

     The following description of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees (the "Plan") provides only general information. The Plan was established effective January 1, 1985. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the plan agreement. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

     Type and purpose of the plan
     The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible hourly employees of Ford Motor Company (the "Company") and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution pension plans.

     Eligibility and vesting
     Hourly employees are eligible to participate in the Plan three months after their original date of hire. Certain other part-time and temporary employees may also be eligible to participate in the Plan. Participation in the Plan is voluntary. Employees vest 100% immediately in the Plan.

     Contributions
     Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect to contribute up to 25% of their eligible wages. Participants may also elect reductions in their distributions under the Company's Profit Sharing Plan to be contributed to the Plan. Such contributions are excluded from participants' taxable income.

     Participant accounts
     Each participant's account is credited with the participant's contributions and an allocation of plan earnings. Allocations are based on participant earnings or account balances, as defined. Plan administrative expenses are paid by the Company and not charged to participants' accounts. Per the plan agreement, certain fund options charge redemption fees on transfers of funds which are paid by the participants. These redemption fees are charged to the individual participant account fund assets. The fees totaled approximately $78,000 and $124,000 for the years ended December 30, 2000 and 1999, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Distributions
     Plan assets may not be withdrawn by participants until the termination of their employment or until they reach 59-1/2, except in the case of personal financial hardship.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
-------------------------------------------------------------------------------
 1.  Description of the Plan (continued)

     Investment options and participation
     Participant contributions are invested in accordance with the participant's election in one or more of several investment options. The types of investment options, and the number of participants in each option at December 30, 2000, are as follows:

                                                        Participants

     Ford Stock Fund                                      71,548
     Interest Income Fund                                 40,949
     Common Stock Fund                                    18,056
     Other                                               122,694

     The Ford Stock Fund is an investment in Ford common stock with a portion of the Fund's assets being invested in short-term investments.

     The Interest Income Fund is a broadly diversified, stable value investment fund. The Interest Income Fund invests in a diversified portfolio of fixed income securities, including investment contracts with insurance companies and other organizations. During 2000 and 1999, the Plan entered into five benefit-responsive investment contracts with various companies. The contracts are included in the financial statements at their contract values as reported to the Plan by the companies. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the fund under the contracts.

     There were no reserves against contract value for credit risk of the contract issuer or otherwise during 2000 or 1999. The average yield and crediting interest rates were approximately 6.16% for 2000 and 5.73% for 1999. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on an annual basis for resetting.

     The Common Stock Fund is a broadly diversified, passively managed equity fund administered by Comerica Bank. Fund assets are invested in stocks through a series of Comerica Bank commingled pools.

     Details  of  investments  held as of  December 30,  2000  are set  forth in
     Schedule I - Schedule of Assets Held for Investment Purposes.

     Transfers of assets
     The Plan permits the transfer of assets among investment options, with certain restrictions related to transfers from the Stable Value Income Fund.

     Loans
     The Plan permits loans to participants from both their Pre-Tax and After-Tax Program accounts with certain restrictions related to loans from the Stable Value Income Fund. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

 1.  Description of the Plan (continued)

     Employee stock ownership plan
     The Plan operates,  in part, as a leveraged  employee stock  ownership plan
     (ESOP) and is designed to comply with Section 4975 (e) (7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended
     (Code) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     The Plan purchased Company common shares using the proceeds of loans from the Company and held the shares in an ESOP trust account established under the Plan. The borrowings are to be repaid quarterly over the period ended December 3, 2001.

     As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employee accounts. The shares vest fully upon allocation. The borrowings are collateralized by the unallocated shares of stock.

 2.  Summary of Significant Accounting Policies

     Basis of accounting
     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investments
     The investment in the Ford Stock Fund and the investments in all other funds except the Stable Value Income Fund are valued on the basis of established year-end market prices. Investments in the Stable Value Income Fund, primarily fixed rate insurance contracts, are stated at contract value, which approximates fair value.

     Contributions
     Contributions to the Plan from employees are recorded in the period that payroll deductions are made from plan participants.

     Payment of benefits
     Benefits are recorded when paid.

     Use of estimates in the preparation of financial statements
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     Risks and uncertainties
     The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

 2.  Summary of Significant Accounting Policies (continued)

     Other

     Purchases and sales of investments are reflected on a trade-date basis. Realized gains and losses on sales of investments are determined using specific identification.

     Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

 3.  Investments

     The following present investments that represent 5% or more of the Plan's net assets:
                                                 2000             1999

     Interest Income Fund                   $   638,071,797   $   688,033,731
     Ford Stock Fund                          2,162,911,043     2,520,898,764
     Common Stock Fund                          319,709,785       379,230,885


     The Plan presents in the statement of changes in net assets available for Plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the Plan's realized gains or losses and the unrealized appreciation (depreciation) on those investments. During 2000, the Plan's investments depreciated in value by $812,416,056 as follows:

     Mutual Funds                                             $  233,989,493
     Common Stock                                                536,675,958
     Common and comingled trust fund                              41,750,605
                                                              --------------

                                                              $  812,416,056
                                                              --------------

 4.  Plan Amendment

     During 1999, the year-end was amended from December 31 to December 30. The Plan was also amended to permit participants to contribute to the Plan on either or both a pre-tax or after-tax basis up to 25% of eligible wages, effective January 1, 2000. The investment programs are the same for all savings contributions.

 5.  Employee Stock Ownership Plan

     Effective January 1, 1989, the Company, by action of the Board of Directors, established within the Plan an ESOP. All shares of Company stock in the Plan at any time including all shares allocated to participants' accounts and shares held in an ESOP suspense account are included in the ESOP, along with other assets attributable to post-1988 contributions to the Plan.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

 5.  Employee Stock Ownership Plan (continued)

     The Plan obtained loans from the Company to purchase shares of company stock for quarterly allocation. The following summarizes the loans taken out by the Plan:

                        Original                    Total          Number of      Date of
                        principle    Interest     quarterly       quarterly        first
       Date of loan     balance        rate        payments        payments       payment
        6/7/00          $  7,100,000    6.52%   $  7,128,246         1             06/29/00
        6/28/00           28,800,000    6.54%        715,276         7             08/10/00
        8/31/00           62,510,000    7.04%     11,456,096         6             09/01/00
        12/17/99          65,896,517    6.52%      8,838,000         8             03/01/00
        11/25/98           3,440,957    5.00%        706,192         5             12/01/98
        08/27/98          14,048,255    5.72%      2,427,802         6             09/01/98
        12/30/97          38,190,886    8.50%      5,212,722         8             08/02/98


     All loans were either paid off or have matured prior to December 30, 2000 except the June 28, 2000 and August 31, 2000 loans which both mature December 3, 2001.

     The Company shares are held in a suspense account within the Plan until quarterly loan payments are made. A percentage of shares equivalent to the percentage of principal and interest paid down by the quarterly payment are released for distribution when each quarterly dividend payment is made. The trustee purchases additional shares to the extent that shares released from the suspense account are not adequate to satisfy the requirement for dividend shares allocated to participants' accounts. As of December 30, 2000 and 1999, the share activity is as follows:

                                                           2000                          1999
                                                 Allocated      Unallocated     Allocated     Unallocated
       Ford Motor Company common shares
       Number of shares                             3,701,457       1,821,080         695,708         362,500
       Cost                                     $ 127,187,124   $  43,794,151   $  32,163,944  $   18,770,859

     Cash dividends earned on Company stock held in the Plan generally are used to make quarterly loan payments. If cash is not available to make the full payment, the trustee may sell shares held in the suspense account or the Company, at its option, may elect to make additional contributions to the Plan. If cash exceeds the loan payment amounts, the cash is used to reduce the Company's contribution for additional share requirements.

     The following highlights certain ESOP activity:

                                                                 2000
                                                            loan activity

       Units purchased with loan cash                            5,522,537
       Cost of units purchased with loan cash              $   170,981,281
       Loan principal paid                                     117,717,138
       Loan interest paid and accrued                            3,563,681

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
-------------------------------------------------------------------------------
 6.  Tax Status

     The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated January 26, 1995, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has since been amended, however, the Plan sponsor has applied for an updated IRS letter. The Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

 7.  Plan Termination

     The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Ford Stock Fund units in the account of the participant as of the effective date of such termination. There are currently no plans to terminate the Plan.

 8.  Other

     To conform the financial statements to the accrual basis of accounting, the plan administrator made adjustments resulting in differences between the data shown on page 2 of this report and the 1999 Form 5500 filed with the Department of Labor.

     On August 7, 2000, the Company announced the final results of its recapitalization, known as the Value Enhancement Plan ("VEP"). Under the VEP, Ford shareholders exchanged each of their old Ford Common or Class B shares for one new Ford Common or Class B share, as the case may be, plus at their election, either $20 in cash, 0.748 additional new Ford Common shares, or a combination of $5.17 in cash and 0.555 additional new Ford Common shares. As a result of the elections made by shareholders under the VEP, the total cash elected was $5.7 billion and the total number of new Ford Common and Class B shares that became issued and outstanding was
     1.893 billion.

     On June 28, 2000, Ford distributed 130 million shares of Visteon Corporation ("Visteon"), which represented its 100% ownership interest, by means of a tax-free spin-off in the form of a dividend on Ford Common and Class B Stock.

     Holders of Ford Common and Class B Stock on the record date received
     0.130933 shares of Visteon common stock for each share of Ford stock, and participants in U.S. employee savings plans on the record date received $1.72 in cash per share of Ford stock, based on the volume-weighted average price of Visteon stock of $13.1326 per share on June 28, 2000. The total value of the distribution (including the $365 million cash dividend) was $2.1 billion, or $1.72 per diluted share of Ford stock.


Ford Motor Company Tax-Efficient                                                 Additional Information
Savings Plan for Hourly Employees                                                           Schedule I
Schedule of Assets Held for Investment Purposes
As of December 30, 2000
-------------------------------------------------------------------------------------------------------
(a)              (b)                                       (c)                                 (d)                (e)
                                                Description of investment
      Identity of issuer,                       including maturity date,
      lessor, borrower or                     rate of interest, collateral,
      similar party                               par or maturity value                       Cost**         Current value

*     Fidelity Investments        Interest Income Fund, 638,071,797 units                    $       -         $ 638,071,797
*     Fidelity Investments        T. Rowe Price Spectrum Growth Fund,
                                  215,344 units                                                                    3,385,208
*     Fidelity Investments        Scudder International Fund, 92,504 units                                         4,653,893
*     Fidelity Investments        Vanguard LifeStrategy Conservative
                                   Growth Fund, 74,493 units                                                       1,095,045
*     Fidelity Investments        Domini Social Equity Fund, 12,505 units                                            432,314
*     Fidelity Investments        T. Rowe Price Spectrum Income Fund,
                                  136,739 units                                                                    1,472,679
*     Fidelity Investments        Vanguard LifeStrategy Moderate
                                   Growth Fund, 143,707 units                                                      2,477,515
*     Fidelity Investments        T. Rowe Price New Horizons Funds, 828,515 units                                 19,793,221
*     Fidelity Investments        Scudder Global Fund, 54,085 units                                                1,445,152
*     Fidelity Investments        Vanguard LifeStrategy Growth Fund,
                                  238,530 units                                                                    4,672,805
*     Fidelity Investments        T. Rowe Price International Stock Fund,
                                  471,565 units                                                                    6,847,126
*     Fidelity Investments        Scudder Global Discovery Fund, 141,202 units                                     4,409,726
*     Fidelity Investments        T. Rowe Price International Discovery
                                   Fund, 388,219 units                                                             9,880,191
*     Fidelity Investments        Scudder Income Fund, 107,655 units                                               1,349,994
*     Fidelity Investments        T. Rowe Price New Asia Fund, 603,631 units                                       4,165,056
*     Fidelity Investments        Scudder Growth and Income Fund, 339,734 units                                    8,204,567
*     Fidelity Investments        T. Rowe Price High Yield Fund, 475,033 units                                     3,296,727
*     Fidelity Investments        Scudder Greater Europe Growth Fund,
                                  530,388 units                                                                   16,468,547
*     Fidelity Investments        Vanguard Explorer Fund, 132,847 units                                            7,982,764
*     Fidelity Investments        T. Rowe Price New Era Fund, 105,682 units                                        2,568,063
*     Fidelity Investments        Scudder Japan Fund, 437,779 units                                                4,373,410
*     Fidelity Investments        Vanguard International Value Fund, 44,531 units                                  1,159,148
*     Fidelity Investments        T. Rowe Price Latin America Fund, 397,374 units                                  3,799,851
*     Fidelity Investments        Vanguard Value Index Fund, 285,717 units                                         6,534,358
*     Fidelity Investments        Vanguard Growth Index Investment Fund
                                  1,343,730 units                                                                 41,091,269
*     Fidelity Investments        Vanguard Investment Index Plus Fund, 756,963 units                              91,380,550
*     Barclays Global Investors   Bond Fund, 1,161,687 units                                                      19,655,747
*     Ford Motor Company          Ford Stock Fund, 256,877,796 units                                           2,162,911,043
*     Comerica Bank, N. A.        Common Stock Fund, 4,735,038 units                                             319,709,785
*     Fidelity Investments        Fidelity Funds, 787,221 units                                                   25,789,357
*     Fidelity Investments        Fidelity Puritan Fund, 445,216 units                                             8,383,419
*     Fidelity Investments        Fidelity Trend Fund, 30,317 units                                                1,710,197
*     Fidelity Investments        Fidelity Magellan Fund, 1,064,218 units                                        126,961,242
*     Fidelity Investments        Fidelity Contrafund, 2,475,691 units                                           121,729,736
*     Fidelity Investments        Fidelity Equity-Income Fund, 387,946 units                                      20,727,929
*     Fidelity Investments        Fidelity Growth Company Fund, 1,352,625 units                                   96,618,010
*     Fidelity Investments        Fidelity Investment Grade Bond Fund,
                                  478,142 units                                                                    3,423,494
*     Fidelity Investments        Fidelity Growth and Income Portfolio,
                                  2,001,723 units                                                                 84,272,523
*     Fidelity Investments        Fidelity Value Fund, 228,755 units                                              10,602,799
*     Fidelity Investments        Fidelity Government Income Fund, 365,264 units                                   3,605,151
*     Fidelity Investments        Fidelity Retirement Growth Fund, 1,760,723 units                               154,168,501


Ford Motor Company Tax-Efficient                                                            Additional Information
Savings Plan for Hourly Employees                                                                      Schedule I
Schedule of Assets Held for Investment Purposes
As of December 30, 2000
-----------------------------------------------------------------------------------------------------------------------------------
(a)              (b)                                       (c)                                 (d)                (e)
                                                Description of investment
      Identity of issuer,                       including maturity date,
      lessor, borrower or                     rate of interest, collateral,
      similar party                               par or maturity value                       Cost**         Current value
*     Fidelity Investments        Fidelity Overseas Fund, 256,965 units                                            8,831,900
*     Fidelity Investments        Fidelity Europe Fund, 216,153 units                                              6,434,880
*     Fidelity Investments        Fidelity Pacific Basin Fund, 170,707 units                                       2,951,530
*     Fidelity Investments        Fidelity Real Estate Investment Portfolio Fund,
                                  351,401 units                                                                    6,500,920
*     Fidelity Investments        Fidelity Balanced Fund, 272,809 units                                            4,143,975
*     Fidelity Investments        Fidelity International Growth and Income Fund,
                                  132,004 units                                                                    2,999,125
*     Fidelity Investments        Fidelity Capital Appreciation Fund, 345,938 units                                7,690,206
*     Fidelity Investments        Fidelity Canada Fund, 100,379 units                                              2,109,974
*     Fidelity Investments        Fidelity Utilities Fund, 747,463 units                                          12,026,680
*     Fidelity Investments        Fidelity Asset Manager, 494,083 units                                            8,310,478
*     Fidelity Investments        Fidelity Worldwide Fund, 272,320 units                                           4,256,354
*     Fidelity Investments        Fidelity Stock Selector, 486,943 units                                          12,095,657
*     Fidelity Investments        Fidelity Asset Manager Growth, 614,430 units                                     9,775,586
*     Fidelity Investments        Fidelity Asset Manager Income, 208,771 units                                     2,448,883
*     Fidelity Investments        Fidelity Dividend Growth Fund, 1,735,832 units                                  52,005,526
*     Fidelity Investments        Fidelity New Markets Income Fund, 318,789 units                                  3,631,004
*     Fidelity Investments        Fidelity Global Balanced Fund, 34,093 units                                        594,245
*     Fidelity Investments        Fidelity Small Capital Selector Fund, 488,329 units                              7,925,583
*     Fidelity Investments        Fidelity International Bond Fund, 35,087 units                                     293,331
*     Participant Loans           Participant loans, interest rates varying from
                                   6 to 9.5 percent                                                              219,484,117
                                                                                                             ---------------

                                                                                                             $ 4,310,374,883
                                                                                                             ---------------

Note: The current values of each fund are based principally upon the closing prices of the underlying investments as reported in the New York Stock Exchange Transactions listing as of the last trading day of 2000. Current values also include interest and dividends receivable.

*Denotes party-in-interest
**Not required per Department of Labor Reporting

Ford Motor Company Tax-Efficient                        Additional Information
Savings Plan for Hourly Employees                                  Schedule II
Schedule of Reportable Transactions*
For the Year Ended December 30, 2000
-------------------------------------------------------------------------------


*This schedule is only required for nonparticipant-directed transactions. All investments in the Plan are participant-directed.